# FAX

02042301

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| to: | Division of Corporate Finance File No. 82-4700 | Securities and Exchange Commission, Washington, DC, USA | +1 (202) 942 9624 |

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 1 Jul 2002 pages: 1

SUPPL

02 JUL -1

*This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.3 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.*

subject: **TRANSACTIONS WITH TP S.A.**

The Management Board of Prokom Software S.A. informs, that:

Company received an information, that on 29 June 2002 there was concluded an agreement between Prokom Software S.A. and Telekomunikacja Polska S.A. As a result of it the total amount of transactions between those company's and companies depended on them, during the period of last 12 months, exceeded 10% of Prokom Software S.A.'s shareholders' equity, obtaining the amount of PLN 92 million. The largest agreement, concluded during this period of time, is an agreement between Prokom Software S.A. and Telekomunikacja Polska S.A concluded on 29 June 2002. That agreement, which object was to grant the license and render IT services, is an executive agreement to the general agreement from 12 May 1999. The net value of contract amounts to PLN 23 million.

1 Jul 2002 Beata Stelmach
Member of the Management Board

PROCESSED
JUL 15 2002
THOMSON FINANCIAL P

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